THE FAIR MARKET VALUE OF
A SINGLE COMMON SHARE OF



ZUNICOM, INC.

AS OF
NOVEMBER 9, 2011

Prepared January 11, 2012

VALUE Incorporated
5215 N. O'Connor Blvd. ● Suite 1700 ● Irving, Texas 75039
Telephone: 972.831.7900 ● Facsimile: 972.831.7901
www.valueinc.com



Introduction

VALUE Incorporated ("VALUE") has conducted an independent valuation analysis to determine the fair market value of a single common share of Zunicom, Inc. ("Zunicom" or the "Company"), using both going concern premises of value. For the purposes of our analysis, the valuation date was determined to be November 9, 2011 (the "Valuation Date"). We understand that our analysis will be used by the management of Zunicom as part of the information used to evaluate a potential reverse stock split transaction. No other purpose is intended, nor should it be inferred.

For purposes of this analysis, the definition of fair market value as taken from IRS Revenue Ruling 59-60 which defines fair market value as *the price at which property would change hands between a willing buyer and a willing seller, when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.*

The work steps we completed in conjunction with this analysis included, but were not limited to the following:

1) An examination of the Company's audited financial statements for fiscal years ended December 31, 2007 through December 31, 2010, as well as the internally prepared financial statements for the nine months ended September 30, 2010 and 2011;

2) An examination of the audited financial statements of the Company's unconsolidated investee, Universal Power Group, Inc. ("UPG"), for fiscal years ended December 31, 2007 through December 31, 2010, as well as the internally prepared financial statements for the nine months ended September 30, 2010 and 2011;

3) An examination of the Company's trial balance and consolidation spreadsheets for Q3 2010 and Q3 2011;

4) An examination of the deferred tax calculation spreadsheet dated September 30, 2011;

5) An interview with Mr. John Rudy during which the history of the Company, its historical financial performance, its financial position, and prospects for the future were discussed;

6) An interview with Ms. Julie Sansom-Reese during which the history of UPG, its historical financial performance, its financial position, and prospects for the future were discussed; and

7) Application of appropriate valuation techniques.

We relied on information received as fairly reflecting the operations, assets and liabilities of the Company and have made limited investigation as to the accuracy and completeness of such information. We, as valuation consultants, have not verified this information as part of this appraisal. Therefore, we express no opinion or other form of assurance regarding the accuracy of this source data.

We determined that the value of Zunicom's common equity is highly dependent on the value of the equity investments it has made in its subsidiaries. This dependency necessitated significant analyses concerning the fair market value of these investments. Accordingly, while the body of this report is devoted to our valuation of Zunicom, we have included our analyses concerning the value of Zunicom's equity investments in UPG as Appendix A.



Zunicom, Inc.

Zunicom was a publicly traded holding company with equity interests in two companies, UPG and AlphaNet Hospitality Systems, Inc. ("AlphaNet"). Zunicom currently holds a minority interest in UPG, and accounts for this interest using the equity method. AlphaNet was a wholly-owned subsidiary, and its financial results are consolidated within those of Zunicom.

AlphaNet completed the purchase of the assets and the business of Action Computer Systems, Inc. ("Action") in April 2010. Action sold and installed point of sale computer software and hardware to the restaurant industry. Action primary served the southern Connecticut, Westchester County, New York, and New York City markets. Prior to the acquisition of Action, AlphaNet operated as a provider of guest communication services to the hospitality industry. AlphaNet discontinued the operation of this business as of August 31, 2010.

On December 21, 2006, UPG completed an initial public offering of its common stock that reduced Zunicom's equity interest in UPG to 40.0%. Subsequently, Zunicom has purchased additional shares of UPG in the open market that has increased its equity interest in UPG to 41.0%. Because of AlphaNet's limited revenues and uncertain prospects for future success, Zunicom can be more accurately described as a holding company with a 41.0% interest in UPG.

Economy

As of the Valuation Date, the economy was still feeling the effects of the economic slowdown that resulted from the global credit crisis. As determined by the National Bureau of Economic Research ("NBER"), the U.S. economy experienced an 18 month recession from December 2007 through June 2009. During the recession, gross domestic product ("GDP") showed negative growth in five out of six quarters making it the longest recession since the Great Depression. Since the recession ended in June of 2009, the economy has shown positive growth in each successive quarter through the second quarter of 2011. However, growth slowed significantly in the first quarter of 2011 leading some economics to conclude the economy was headed into a double dip recession.

According to statistics published by the Bureau of Economic Analysis ("BEA"), real GDP grew at a 1.3% annual rate in the second quarter of 2011 due to increased business fixed investment, increased consumer spending for services, and increased federal government spending. Offsetting these increases was a decrease in consumer spending on durable goods.



-

Financial Analysis

Our examination of the historical results of the Company included the fiscal years ended December 31, 2007, through December 31, 2010, as well as the twelve months ended September 30, 2011 (the "LTM Period") (collectively, the "Review Period"). The Company's historical financial statements and ratios are included as Schedules A.1 through A.5 to this report.

Balance Sheet
The Company had total assets of $9.3 million at September 30, 2011. Assets were mainly comprised of cash and cash equivalents of $4.0 million and investment in unconsolidated investee of $4.8 million. In December 2009, the Company and UPG reached an agreement in which UPG agreed to pay off its outstanding debt to Zunicom for a cash payment of $3.8 million. The increase in cash and decrease note receivable shown as of the December 31, 2009 balance sheet was a result of this agreement.

The Company had total liabilities of $2.9 million as of September 30, 2011. Liabilities were primarily comprised of a deferred tax liability of $2.5 million and accounts payable of $0.5 million.

Income Statement
Zunicom's income statements reflect the operations of AlphaNet prior to 2010. Beginning in 2010, the income statements reflect the revenue and expenses of Action with the former AlphaNet business shown as discontinued operations.

Prior to the decision to discontinue the operations of the former business of AlphaNet in 2010, revenue had decreased for three straight periods from $1.5 million during the fiscal year ended December 31, 2007 to $0.5 million during the fiscal year ended December 31, 2009. The Action Computer segment posted revenue of $0.8 million during the fiscal year ended December 31, 2010 and achieved revenue of $1.4 million during the LTM period.

The Company reported a loss on impairment of $4.4 million during the fiscal year ended December 31, 2009 that was related to the previously mentioned debt pay-off agreement reached with UPG during 2009.

Valuation Methodology

There are three general approaches to the valuation of a business. These are the income approach, market approach, and asset approach. In theory these three approaches, when properly and consistently applied, should render similar valuation indications. The strengths and limitations of the individual approaches are considered and the influence of each approach in the valuation process is weighted according to its suitability. It is not always the case that all three approaches are suitable or appropriate. Nevertheless, by applying the relevant approaches, the appraiser is usually able to produce a reasonable range of valuation indications based on consistent assessments of the condition of the business and the environment in which it operates. The following is a brief description of the three general approaches to value.

Income Approach

The income approach measures the present value of expected future cash flows generated by the business. Forecast cash flows are capitalized or discounted (as appropriate) to present value using an appropriate capitalization or discount rate. Business valuations require net cash flow forecasts that address all of the variables that influence revenues, expenses and capital investment. The income approach is generally suitable for valuing businesses because it analyzes, specifically and in detail, the financial and operating factors that bear on the firm's value.



Market Approach

The market approach entails examining recent sales of comparable companies or securities in order to determine value. Adjustments are sometimes necessary to account for differences between the subject and the comparables, as well as for differences in the timing and circumstances of the comparable sales. The market approach is most applicable to assets or businesses that are somewhat homogeneous and for which an active market exists. The key strength of the market approach is that it typically provides objective indications of value while usually requiring relatively few assumptions.

Asset Approach

The asset approach begins with asset values as an indicator of value. This reflects the assumption that a prudent investor would pay a fair price for the assets owned by the business, less the liabilities and obligations owed by the business. The methodology used to determine the value of each underlying asset depends on the nature of the asset and the available information relative to it. The asset approach provides objective indications of value while usually requiring relatively few assumptions.

Adjustments

Once the appropriate valuation approaches have been applied, certain adjustments to the resulting valuation indications may be required to determine the appropriate value of a specific ownership interest in the business. The two most common adjustments relate to whether the ownership interest is freely marketable and whether the ownership interest effectively controls the business.



Synergistic Control Value
+ Synergy Value
- Synergy Value
Financial Control Value
+ Control Premium
- Lack of Control
Marketable, Minority Value
- Lack of Marketability
Non-Marketable Minority Value
Premiums
Discounts

Control vs. Minority Interest

The term "minority interest" can be defined as a non-controlling ownership interest that fails to provide the holder (usually due to limitations on voting power) with certain elements of control. These elements of control include choosing management personnel and their compensation and perquisites, acquiring or liquidating assets, setting dividend policies, and controlling company strategy and direction. In some cases, but not all, 50% is the threshold that distinguishes a controlling interest from a minority interest. In certain situations, a shareholder may possess these elements of control even though the shareholder's interest may not exceed 50% of the voting stock.

Depending upon the circumstances, a controlling interest in a company can reflect the value of a controlling interest either with or without associated synergistic benefits (e.g. the difference in value between strategic and financial ownership). The previous figure provides a graphical depiction of the relationships between these levels of value.

When performing an appraisal, it is necessary to examine the facts and circumstances to determine whether effective control exists. The valuation analysis must be prepared such that the conclusion reflects the appropriate level of value. For example, if a given valuation technique yields a conclusion on a control basis, a minority interest discount, or discount for lack of control ("DLOC") may be required. Conversely, it may be appropriate to apply a control premium to a minority-level indication of value when estimating the value of a controlling interest. Any such discount or premium, however,



must be based on realistic incremental economic benefits obtainable by a control buyer but not by a minority buyer.

Discount for Lack of Marketability
The discount for lack of marketability ("DLOM") reflects the premise that an interest in a business that is readily marketable is worth more than an ownership interest that is not readily marketable. In most cases, owners of interests in closely held companies lack the ability to sell their shares to meet immediate cash needs. Many valuation analyses produce value indications representing freely tradable shares. Examples include market-approach indications based on the values of publicly traded shares of similar companies or income-approach indications that utilize a discount rate derived through analysis of publicly traded shares. To the extent that a ready market does not exist for the subject ownership interest, a discount may be necessary to reflect the lack of marketability.

A marketability discount is generally not appropriate in a situation involving a controlling interest. This is the case because (1) controlling interests can be easier to market than closely held minority interests because the buyer does not inherit the problems of the minority interest shareholder and (2) the control shareholder reaps the benefits of ownership in the company during the marketing period leading up to the sale.

Valuation Analysis

In our analysis, we considered all three valuation approaches, as described in the main body of this report. However, we determined that the income and market approaches would not be applicable to Zunicom. Since 94.6% of Zunicom's total assets were comprised of cash and its investment in UPG, we determined that the appropriate valuation methodology was the asset approach.

In the asset approach, we calculated the Company's net asset value ("NAV") as the aggregate fair market value of assets less total liabilities. The NAV represents the fair market value of the aggregate equity on a controlling basis. We then subtracted the preferred equity liquidation preference to indicate the fair market value of the aggregate common equity on a controlling basis. The NAV calculation was included Schedule I.1 to this report.

In our NAV analysis, we made several adjustments to the carrying values of the Company's assets and liabilities. It was necessary to adjust the Company's net deferred tax liability, consistent with our valuation of the Company's investment in UPG. We have made an adjustment to increase the Company's deferred tax liability account to $3.2 million. Our calculation of the Company's net deferred tax liability is included as Schedule H.1 to this report.

We also made an adjustment to include the present value of the Company's future administrative expenses. Independent of AlphaNet, Zunicom was not an operating business and generated no revenue. It did incur certain administrative expenses necessary to meet its SEC filing requirements. We prepared a DCF analysis over a discrete forecast period of ten years and included an eleventh year for purposes of calculating the terminal value of the future administrative expenses at the end of the ten-year forecast period. We forecast the Company's administrative expenses, net of expected going dark cost savings, to be $0.3 million, consistent with the expectations of the Company's CFO, John Rudy. Our DCF analysis indicates a present value for the Company's liability for future administrative expenses of $1.2 million. Our assumptions and the discounted cash flow calculation relating to the present value of future administrative expenses are included as Schedule H.2.

As of the Valuation Date, the Company had equity investments in both UPG and AlphaNet. We determined that the fair market value of the Company's investments in



6

the common equity of UPG and AlphaNet. We determined that the fair market value of the Company's investment in UPG was $6.8 million as shown in Appendix A to this report. We determined that the goodwill associated with Zunicom's investment in Action Computer should be lowered to $0.3 million. Schedules H.3 and H.4 showed our analysis of Action Computer.

As of the Valuation Date, the fair market value of the Company's assets was $11.2 million. Total liabilities of $4.9 million included $470.6 thousand in current liabilities, $1.2 million in future administrative expenses, and $3.1 million in deferred tax liabilities. Subtracting the liabilities from the fair market value of the assets yields an NAV of $6.3 million. Because the NAV represents the fair market value of the total shareholder's equity, we then subtracted the value of Zunicom's preferred equity, $0.3 million, based on the liquidation preference value listed in Zunicom's Q3 2011 Form 10-Q. The result indicates a fair market value for Zunicom's aggregate common equity, on a controlling basis, using a going concern premise of value, of $6.1 million. As of the valuation date, Zunicom had approximately 9.9 million common shares outstanding; therefore, the fair market value of a single common share of Zunicom, on a controlling basis, using a going concern premise of value, was $0.61. Our NAV calculation, including the values we observed for the assets and liabilities, is included as Schedule I.1 to this report.

We also performed a sensitivity analysis to determine a reasonable range of fair market value for Zunicom. As the primary asset, we adjusted the most sensitive inputs in the UPG valuation, which were the cost of capital in the income approach and the applied multiples in the market approach. We adjusted the cost of capital in increments of 0.5%, and adjusted applied multiples by tenths of standard deviations. The resulting target range of valuation indications is included as Schedule I.2 to this report.

Conclusion

Based on the described procedures and analyses, in our opinion, the fair market value of a single common share of Zunicom, Inc. on a controlling basis, applying a going concern premise of value, as of November 9, 2011, can be reasonably stated as a range of:

$0.56 to $0.65
Fifty Six to Sixty Five Cents per Share

We are independent of Zunicom, Inc. and its management, and have no current or prospective interest in the Company or assets that are the subject of this analysis. This analysis was based upon information and documents provided to us. To the extent we are provided with additional data that may be material to our analysis and conclusions, we reserve the right (but are not obligated) to modify our conclusions. Our fee for the valuation services described herein was in no way influenced by the results of our analysis. The Appraisal Certification, the Statement of Limiting Conditions and the Qualifications of Principal Appraisers are important components of this valuation report.





APPRAISAL CERTIFICATION

We hereby certify the following statements regarding this appraisal:

1) We have not inspected the assets, properties or business interests encompassed by this appraisal.

2) We have no present or prospective future interest in the assets, properties or business interests that are the subject of this appraisal report.

3) We have no personal interest or bias with respect to the subject matter of this report or the parties involved.

4) Our compensation for conducting the appraisal is in no way contingent upon the value reported.

5) To the best of our knowledge and belief, the statements of facts contained in this report, upon which the analyses, conclusions and opinions expressed herein are based, are true and correct.

6) No persons other than ourselves have prepared the analyses, conclusions and opinions concerning the assets, properties or business interests set forth in this report.

7) The reported analyses, opinions and conclusions are limited only by the reported contingent and limiting conditions, and they represent our unbiased professional analyses, opinions and conclusions.

8) Our analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice, the CFA Institute and the other professional organizations of which we are members.

VALUE Incorporated

By:



David N. Fuller, CFA, ASA



Kevin Olding

STATEMENT OF LIMITING CONDITIONS

This valuation opinion has been prepared pursuant to the following contingent and limiting conditions:

1) We assume no responsibility for the legal description or matters including legal or title considerations. Title to the subject assets, properties or business interests is assumed to be good and marketable unless otherwise stated.

2) The subject assets, properties or business interests are appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3) The legal rights underlying the subject assets were crafted with the usual degree of professionalism, and the rights were issued following due diligence by the proper authorities.

4) We assume responsible ownership and competent management with respect to the subject assets, properties or business interests.

5) The information furnished by others is believed to be reliable. However, we issue no warranty or other form of assurance regarding its accuracy.

6) We assume that there is full compliance with all applicable federal, state and local regulations and laws unless the lack of compliance is stated, defined and considered in the appraisal report.

7) We assume that all required licenses, certificates of occupancy, consents or legislative or administrative authority from any local, state or national government, or private entity or organization have been or can be obtained or renewed for any use on which the valuation opinion contained in this report is based.

8) Unless otherwise stated in this report, we did not observe and we have no knowledge of the existence of hazardous materials with regard to the subject assets, properties or business interests. We are not qualified to detect said substances, and we assume no responsibility for such conditions or for any expertise required to discover them.

9) Possession of this report does not carry with it the right of publication. This report may not be used for any purpose by any person other than the party to whom it is addressed without our written consent, and, in any event, only with proper written qualifications and only in its entirety. This report is only valid for the effective date(s) and purpose(s) specified herein.

10) By reason of this opinion, we are not required to give testimony or to be in attendance in court with reference to the assets, properties or business interests in question unless arrangements have been previously made.



11) This valuation report has been prepared in conformity with and is subject to the requirements of the code of professional ethics and standards of professional conduct of the professional appraisal organizations of which we are members.

12) The contents of this report shall not be disseminated to the public through advertising, public relations, news, sales or other media without our prior written consent and approval.

13) We assume no responsibility for any financial reporting judgments that are those of management. Management accepts the responsibility for any related financial reporting with respect to the assets, properties or business interests encompassed by this appraisal.

14) Events subsequent to our analysis may alter our ultimate conclusions of value. We reserve the right to modify our analysis should additional information concerning the subject assets be discovered that could materially affect the values concluded herein.

15) We express no opinion as to the tax consequences of any transaction or tax effect on any consideration offered or received that may result from a sale or transfer of the subject assets.



David N. Fuller, CFA, ASA

Mr. Fuller founded VALUE Incorporated to serve as a premier firm in the application of valuation and economic theory. He provides services to clients in mergers and acquisitions and also has significant experience in valuations and economic analyses prepared in relation to financial and tax reporting as well as commercial litigation. Mr. Fuller has performed analyses in many industries, including: aerospace and aviation, banking and finance, business services, construction, data services, distribution, electronics, healthcare, high-tech, hospitality, manufacturing, media, oil and gas, publishing, restaurant, retail, securities, software, telecommunications, transportation and public utilities.

David Fuller has consulted extensively in the financial and valuation fields for 20 years. Prior to forming VALUE Incorporated, he was managing principal of a national financial valuation firm and a manager in the valuation practice of a global accounting & consulting firm.

Mr. Fuller has been published on several occasions in a variety of industry and trade journals as well as having lectured on valuation topics and assisted with teaching graduate level courses relating to valuation issues. David has testified on numerous occasions in deposition and trial settings in a variety of federal and state courts.

Mr. Fuller earned his MBA with a concentration in finance from Southern Methodist University in 1989. He also holds a Bachelor of Arts degree in Liberal Arts with concentrations in economics and finance from Austin College. He is an active member of several local and national professional organizations, including the CFA Institute, the CFA Society of Dallas/Fort Worth, the American Society of Appraisers and Financial Executives International. He also serves as a member of the Associate Board of the Cox School of Business.



Kevin Olding

Kevin M. Olding is an Analyst with Value Incorporated, a premier firm specializing in the valuation of businesses, partnerships, and intellectual property. The scope of Mr. Olding's work includes valuation analysis and consulting for mergers and acquisitions, including fairness opinions and purchase price allocations, valuation opinions for financial reporting, such as stock-option valuations and goodwill impairment studies, and provides valuations of business and partnership interests in matters relating to gift and estate taxes.

Prior to joining Value Incorporated, Mr. Olding's background was in the commercial lending industry. Mr. Olding served as a Senior Underwriter at GMAC Commercial Finance where he specialized on mergers and acquisitions in the Healthcare industry and he also worked as an underwriter at Guaranty Bank.

Mr. Olding has a Master of Business Administration with concentrations in Corporate Finance and Accounting from Southern Methodist University and a Bachelor of the Arts in Economics from Hendrix University in Conway Arkansas. He is also a CFA Level III candidate.



**APPENDIX A: VALUATION OF EQUITY INTEREST IN
UNIVERSAL POWER GROUP, INC.**



UNIVERSAL POWER GROUP, INC.

Introduction

VALUE Incorporated has conducted an independent valuation analysis to determine the fair market value of Zunicom's common equity interest in UPG, using a going concern premise of value. As of the Valuation Date, Zunicom owned 48.9 thousand registered and 2.0 million unregistered common shares of UPG ("Subject Interest"), a 41.0% interest in the common equity. This analysis was used as part of our valuation of Zunicom that is the main body of this report. No other purpose is intended, nor should it be inferred. Refer to pages 3 through 5 from the main body of this report for a discussion of the valuation approaches we considered in our analysis.

Universal Power Group, Inc.

Universal Power Group, Inc. was a supplier and distributor of portable power supply products, such as batteries, security system components, and related products and accessories. UPG's principal product lines included batteries of a variety of chemistries, battery chargers and related accessories; portable battery-powered products, like jump starters and 12-volt power accessories; security system components, such as alarm panels, perimeter access controls, horns, sirens, speakers, transformers, cabling and other components, and electro-magnetic devices, capacitors, relays and passive electronic components.

UPG was also third-party logistics company specializing in supply chain management and value-added services. UPG's supply chain management services included inventory sourcing and procurement, warehousing and fulfillment.

Financial Analysis

Our examination of the historical results of UGP included the fiscal years ended December 31, 2007, through December 31, 2010, as well as the twelve months ended September 30, 2011 (the "LTM Period") (collectively, the "Review Period"). UPG's historical financial statements and ratios are included as Schedules B.1 through B.5 of this report.

Balance Sheet
As of the September 30, 2011, UPG had total assets of $40.0 million. Accounts receivable, representing 30.2% of total assets, and inventory, representing 50.8%, were UPG's most significant assets. Inventory decreased from $32.9 million as of December 31, 2010 to $20.3 million as of September 30, 2011. According to UPG's quarterly earnings call held on November 9, 2011, the Chinese government shut down a number of battery manufacturing plants in the third quarter of 2011. The shut downs have caused a shortage of batteries throughout the industry. The decline in inventory shown on the balance sheet during 2011 was a result of the battery shortage. UPG has stated that it has worked to find new battery suppliers and expects the shortage problem to have normalized by the first quarter of 2012.

UPG's liabilities declined from $25.4 million at December 31, 2010 to $17.0 million as of September 30, 2011. UPG's line of credit and accounts payable both decline in 2011. During the Review Period, total liabilities as a percentage of total assets decreased from 64.3% at the beginning of the period to 42.5% at the end of the period.

Income Statement
UPG's revenue peaked at $117.9 million during the fiscal year ended December 31, 2008. In May of 2010, UPG's largest customer at that time, Broadview Security, was acquired by Tyco International and merged into ADT Security Systems. UPG performed supply chain management services for Broadview. Since the acquisition, UPG's sales from Broadview/ADT have fallen leading to an overall decline in revenue by UPG. Revenue to ADT was $2.4 million during the third quarter of 2011 and UPG has indicated that sales to ADT have stabilized at this level on a per quarter basis.



The decline in revenue from ADT has been partially offset by an increase in revenue from UPG's battery segment. Revenue from the battery segment was $61.0 million during 2009, $72.8 million in 2010, and $79.3 million in the LTM period.

During the review period, cost of revenue has declined from 85.3% of total revenue to 80.0% of total revenue. Operating expenses as a percentage of total revenue has increased from 10.6% to 16.0% over the same period. The changes in cost of revenue and operating expenses can be attributed to the increased amount of total revenue coming from the battery segment.

Valuation Analysis

For UPG, we applied the income and market approaches. We did not apply the asset approach due to its inability to capture the value of intangible assets. We applied the income approach by using the discounted cash flow ("DCF") technique. We applied the market approach by using the precedent transactions approach and a guideline public companies analysis

Income Approach

We applied the income approach as a primary indicator of value, using the DCF technique. As stated in the main body of this report, the income approach is based on the premise that the present value of future net cash flows generated by a business represents the value of that business. Future "net cash flow" is defined for this purpose as the amount of money the business will generate in the future that can be paid out to owners after satisfaction of all expenses and investment requirements to both sustain the business and fund its expected growth.

Net Sales
We prepared our DCF analysis over a discrete forecast period of ten years and included an eleventh year for purposes of calculating UPG's terminal value at the end of the ten-year forecast period.

Our forecast for net revenue growth was based a five year growth forecast for electrical, plumbing, and hardware components as reported by First Research in its industry profile report for electrical, plumbing, and hardware distributors (SIC Codes: 5063, 5072, and 5074), dated September 9, 2011.

Revenue growth shown over the first five years of our forecast mirror the industry growth rates outlined in the First Research report. During the remainder of the forecast period, we forecast net sales to growth of 5.0%, consistent with the fifth year of the forecast shown in the First Research report. We forecast net sales growth during the residual period at the expected long-term rate of inflation, as reported in the 20011 Economic Report of the President.

Expenses
We prepared our forecast of future expenses consistent with the levels observed during the LTM Period based on UPG management's expectations that its product mix had stabilized. We forecast cost of sales to remain level at 80.0% of sales. We forecast operating expenses at 16.0% of net sales.

Because UPG uses its line of credit as its primary source for financing working capital, and it is secured by its inventories and accounts receivable, we considered it a working capital item and, therefore, excluded it when considering debt financing. Accordingly, we forecasted the interest expense associated with UPG's line of credit as a separate operating expense item. The line of credit has a $40.0 million limit, and the interest on the line of credit was set at the 2.7% per annum.

Our assumptions and determinations regarding net sales and expenses are included as Schedule C.1 to this report.



Balance Sheet

We forecast working capital requirements for use in our DCF analysis based on the observed ratios as of December 31, 2010. Due to the battery shortages facing the industry in the third quarter of 2011, we concluded that the balance sheet ratios observed during the LTM period for UPG did not represent its normalized operating performance. We observed that the line of credit, as a percent of net revenue, was materially higher as of December 31, 2010 than any other period in the Review Period. We choose to forecast the line of credit based on the average level observed during the Review Period as a percent of revenue.

Working Capital Assumptions

Account	Days	%	Basis
Cash	1	n/a	Net Revenue
Accounts Receivable	35	n/a	Net Revenue
Inventory	137	n/a	Net Revenue
Other Current Assets	n/a	1.2%	Net Revenue
Accounts Payable	32	n/a	Cost of Revenue
Accrued Liabilities	n/a	3.3%	Operating Expenses
Line of Credit	n/a	12.7%	Net Revenue

Our forecast balance sheet and related assumptions are included as Schedules C.3 and C.4 to this report.

Capital Expenditures

Our forecast for capital expenditures was based on the ratio of net fixed assets to net sales. Our forecast reflects a ratio of 1.5%, equal to the average ratio observed over the Review Period. We applied book depreciation based on a three-year average remaining life for the existing assets and estimated capital expenditures based on a seven-year life for additions, using straight-line depreciation. We applied tax depreciation in each period of our forecast for future capital expenditures, using the double declining balance depreciation method. Our assumptions and conclusions for capital expenditures, depreciation, and deferred taxes are included as Schedules C.6 and C.7 to this report.

Discount Rate

Our discount rate assumption was derived from observations of companies operating in the wholesale electronic components industry, which are included in Schedule C.9. Consistent with our treatment of UPG's line of credit, we excluded any working capital lines of credit from the debt-to-equity ratios of the companies we observed. We applied a 12.5% weighted-average cost of capital to UPG's projected net cash flows.

Income Approach Value Indication

The DCF analysis indicated the market value of UPG's invested capital was approximately $11.3 million. Our discounted cash flow analysis was shown on Schedule C.5.

Market Approach

Precedent Transactions Analysis

We prepared a market approach analysis based on transactions involving comparable companies. To ensure the relevance of the selected transactions, we screened a variety of databases to find transactions where the target company conformed to certain criteria. We



looked for companies with relevant business descriptions that were classified in a relevant range of Standard Industrial Classification Codes (SIC: 5063 - 5065).

We observed 14 transactions that conformed to these criteria.   We observed multiples which included Market Value of Invested Capital ("MVIC") /Sales, and MVIC/EBITDA. UPG's sale level and EBITDA % would have been in the lower quartile of the sales level and EBITDA % of the target companies in the transactions we observed.   Based on this comparison of UPG to the transactions sample, we applied the lowest quartile multiples to UPG.

As of the Valuation Date, the precedent transactions analysis indicated the fair market value for UPG's MVIC was $27.0 million. Our precedent transactions analysis, including the results of our regression analysis, is included as Schedules D.1 and D.2 to this report.

Guideline Public Company Analysis
We also prepared a market approach analysis based on publicly traded guideline companies. We included six companies in our guideline company analysis that competed in the electronic wholesale market. We observed trading multiples for Enterprise Value ("EV") to Revenue, EV to EBITDA, EV to Forecast ("NFY") Revenue, and EV to NFY EBITDA. The NFY Revenue and NFY EBITDA for the guideline companies were based on consensus analyst estimates as reported by Bloomberg.

We observed that UPG was significantly smaller than the guideline companies and also achieved a lower EBITDA percentage than the guideline companies. We applied the lowest observed multiples to UPG's LTM Revenue, LTM EBITDA, NFY Revenue, and NFY EBITDA and concluded that UPG's enterprise value to be $18.6 millionbased on the guideline public company analysis.

By virtue of the fact that Zunicom's shares of UPG represent 41% of the outstanding shares and no other shareholder, or group of shareholders, own in excess of 13%, we concluded that Zunicom was able to exert influence over the affairs of UPG. Because the value indication from the guideline company approach was based on interests that were unable to exert influence, it was necessary to apply a premium for the ability to exert influence.

 To determine the premium, we conducted a study of transactions involving controlling interests in publicly traded companies. The transactions we selected involved financial buyers and targets that were in the wholesale industry. We observed that the median one-day premium[1] from these transactions was 24.6%. We determined that the appropriate premium for the ability to exert influence was half of this premium of 12.3%.   We applied this influence premium to the value indication observed from the guideline public company anaylsis and concluded the MVIC to be $21.3 million. The guideline company analysis was shown on Schedules E.1 to E.5 to this report.

Adjustments

To determine the fair market value of UPG's aggregate common equity, we used an equally weighted average of the indications from the income and market approaches. UPG had no long term debt, so, the resulting value of $17.7 million represented the value of UPG's aggregate common equity. As of the Valuation Date, UPG had 5.0 million shares outstanding; therefore, the fair market value of a single registered common share of UPG, was $3.55. To calculate the value of an unregistered share we applied an unregistered share discount of 7.2%, which was based on an unregistered share discount study published by Mukesh Bajaj.   The fair market value of a single unregistered



common share of UPG, on a marketable, minority basis, was $3.29. Our conclusions of value are included as Schedule F.1 to this report.

Conclusion

Based on the described procedures and analyses, in our opinion the fair market value of 48.9 thousand registered and 2.0 million unregistered common shares of Universal Power Group, Inc. on a marketable, minority basis, as of November 9, 2011, can be reasonably stated as:

$6,753,400
Six Million Seven Hundred Fifty Three Thousand Four Hundred Dollars



SCHEDULES



Historical Balance Sheets

($ in thousands)

	As of:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011
Assets						
Cash and Cash Equivalents		$ 516.3	$ 1,522.8	$ 5,680.9	$ 4,427.2	$ 3,975.4
Accounts Receivable		11.3	2.6	7.7	37.1	87.5
Inventory		21.6	7.1	6.2	-	19.5
Note Receivable - UPG (Current Portion)		731.3	1,462.5	-	-	-
Other Current Assets		67.4	58.0	35.1	104.2	63.3
Total Current Assets		1,347.8	3,053.1	5,730.0	4,568.5	4,145.7
Net Property and Equipment		148.8	72.3	19.9	8.7	10.2
Intangible Assets		-	-	-	407.0	319.3
Note Receivable - UPG		5,118.8	3,656.3	-	-	-
Investment in Unconsolidated Investee		7,420.1	7,916.4	3,345.7	4,489.0	4,779.7
Total Assets		$ 14,035.5	$ 14,698.0	$ 9,095.5	$ 9,473.2	$ 9,254.9
Liabilities and Equity						
Accounts Payable		$ 239.2	$ 333.8	$ 275.2	$ 406.2	$ 406.7
Accrued Liabilities		141.8	184.1	115.0	52.2	28.6
Customer Deposits		-	-	-	52.6	30.6
Other current liabilities		5.6	-	-	-	4.7
Total Current Liabilities		386.6	517.8	390.2	511.0	470.6
Deferred Tax Liability		4,068.0	4,299.9	2,461.4	2,424.9	2,445.1
Other Non-Current Liability		-	-	-	-	-
Total Liabilities		4,454.6	4,817.7	2,851.6	2,935.9	2,915.6
Shareholders' Equity		9,581.0	9,880.4	6,244.0	6,537.3	6,339.3
Total Liabilities and Equity		$ 14,035.5	$ 14,698.0	$ 9,095.5	$ 9,473.2	$ 9,254.9

Common Size Balance Sheets

	As of:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011	Average
Assets							
Cash and cash equivalents		3.7%	10.4%	62.5%	46.7%	43.0%	33.2%
Accounts Receivable		0.1%	0.0%	0.1%	0.4%	0.9%	0.3%
Inventory		0.2%	0.0%	0.1%	0.0%	0.2%	0.1%
Note Receivable - UPG (Current Portion)		5.2%	10.0%	0.0%	0.0%	0.0%	3.0%
Other Current Assets		0.5%	0.4%	0.4%	1.1%	0.7%	0.6%
Total Current Assets		9.6%	20.8%	63.0%	48.2%	44.8%	37.3%
Net Property and Equipment		1.1%	0.5%	0.2%	0.1%	0.1%	0.4%
Intangible Assets		0.0%	0.0%	0.0%	4.3%	3.4%	1.5%
Note Receivable - UPG		36.5%	24.9%	0.0%	0.0%	0.0%	12.3%
Investment in Unconsolidated Investee		52.9%	53.9%	36.8%	47.4%	51.6%	48.5%
Total Assets		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Liabilities and Equity							
Accounts Payable		1.7%	2.3%	3.0%	4.3%	4.4%	3.1%
Accrued Liabilities		1.0%	1.3%	1.3%	0.6%	0.3%	0.9%
Customer Deposits		0.0%	0.0%	0.0%	0.6%	0.3%	0.2%
Other current liabilities		0.0%	0.0%	0.0%	0.0%	0.1%	0.0%
Total Current Liabilities		2.8%	3.5%	4.3%	5.4%	5.1%	4.2%
Deferred Tax Liability		29.0%	29.3%	27.1%	25.6%	26.4%	27.5%
Other Non-Current Liability		0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Total Liabilities		31.7%	32.8%	31.4%	31.0%	31.5%	31.7%
Shareholders' Equity		68.3%	67.2%	68.6%	69.0%	68.5%	68.3%
Total Liabilities and Equity		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

VALUE
INCORPORATED

Historical Income Statements

($ in thousands)

Twelve Months Ended:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011
Revenue	$ 1,522.2	$ 962.5	$ 527.9	$ 848.8	$ 1,401.6
Cost of Revenue	441.4	309.4	141.7	448.4	727.2
Gross Profit	1,080.8	653.0	386.2	400.4	674.4
Operating Expenses	1,691.9	1,539.1	1,489.9	1,006.3	1,235.2
EBITDA	(611.1)	(886.1)	(1,103.8)	(605.8)	(560.8)
Depreciation & Amortization	127.9	96.4	42.7	79.3	119.2
EBIT	(739.1)	(982.5)	(1,146.5)	(685.1)	(680.0)
Interest Expense (Income)	(441.6)	(356.3)	(260.0)	(20.6)	(13.0)
Equity in Earnings of UPG	870.1	616.0	(90.3)	1,143.3	528.8
Loss on Impairment	-	-	4,367.9	-	-
Other Expenses (Income)	(26.6)	(473.8)	26.3	-	-
EBT	599.2	463.7	(5,371.1)	478.8	(138.2)
Income Tax Expense (Benefit)	243.8	231.9	(1,838.5)	48.9	(151.2)
Net Income From Continuing Operations	355.4	231.8	(3,532.6)	429.9	13.0
Loss from Discontinued Operations (Net of Taxes)	-	-	-	165.8	1.3
Net Income	$ 355.4	$ 231.8	($ 3,532.6)	$ 264.1	$ 11.6

Notes: 1) Zunicom discontinued operations of AlphaNet Hospitality Systems in August 2010 and acquired Action Computer Systems in April 2010.

         2) Zunicom's income statements prior to 2010 reflect the operations of AlphaNet. Beginning in 2010, the income statements reflect the revenue and expenses
   of Action Computers while the operations of AlphaNet are displayed as Discontinued Operations.

VALUE
INCORPORATED

Common Size Income Statements

Twelve Months Ended:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011	Average
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Revenue	29.0%	32.1%	26.8%	52.8%	51.9%	38.5%
Gross Profit	71.0%	67.9%	73.2%	47.2%	48.1%	61.5%
Operating Expenses	111.2%	159.9%	282.3%	118.5%	88.1%	152.0%
EBITDA	-40.1%	-92.1%	-209.1%	-71.4%	-40.0%	-90.5%
Depreciation & Amortization	8.4%	10.0%	8.1%	9.3%	8.5%	8.9%
EBIT	-48.6%	-102.1%	-217.2%	-80.7%	-48.5%	-99.4%
Interest Expense (Income)	-29.0%	-37.0%	-49.2%	-2.4%	-0.9%	-23.7%
Equity in Earnings of UPG	57.2%	64.0%	-17.1%	134.7%	37.7%	55.3%
Loss on Impairment	0.0%	0.0%	827.5%	0.0%	0.0%	165.5%
Other Expenses (Income)	-1.7%	-49.2%	5.0%	0.0%	0.0%	-9.2%
EBT	39.4%	48.2%	-1017.5%	56.4%	-9.9%	-176.7%
Income Tax Expense (Benefit)	16.0%	24.1%	-348.3%	5.8%	-10.8%	-62.6%
Net Income From Continuing Operations	23.3%	24.1%	-669.2%	50.6%	0.9%	-114.0%
Loss from Discontinued Operations (Net of Taxes)	0.0%	0.0%	0.0%	19.5%	0.1%	3.9%
Net Income	23.3%	24.1%	-669.2%	31.1%	0.8%	-118.0%

Financial Ratio Analysis

($ in thousands)

As of:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011	Average
Profitability:						
Pretax Margin	39.4%	48.2%	-1017.5%	56.4%	-9.9%	-176.7%
Tax Burden	59.3%	50.0%	65.8%	89.8%	-9.4%	51.1%
Asset Turnover	0.11	0.07	0.06	0.09	0.15	0.09
Financial Leverage	1.46	1.49	1.46	1.45	1.46	1.46
Return on Assets	2.5%	1.6%	-38.8%	4.5%	0.1%	-6.0%
Return on Equity	3.7%	2.3%	-56.6%	6.6%	0.2%	-8.7%
Efficiency:						
Cash Turnover	2.9	0.6	0.1	0.2	0.4	0.8
Days Cash	124	578	3,928	1,904	1,035	1,514
Receivables Turnover	135.0	372.3	68.3	22.9	16.0	122.9
Days Receivables	3	1	5	16	23	10
Inventory Turnover	20.4	43.3	22.8	NMF	NMF	28.8
Days Inventory	18	8	16	NMF	NMF	14
Accounts Payables Turnover	1.8	0.9	0.5	1.1	1.8	1.2
Days Accounts Payable	198	394	709	331	204	367
Accrued Liabilities % OpEx	8.4%	12.0%	7.7%	5.2%	2.3%	7.1%
Other Current Assets % Revenue	4.4%	6.0%	6.6%	12.3%	4.5%	6.8%
Fixed Assets % Revenue	9.8%	7.5%	3.8%	1.0%	0.7%	4.6%
Effective Tax Rate	40.7%	50.0%	34.2%	10.2%	109.4%	48.9%
Liquidity:						
Current Ratio	3.5	5.9	14.7	8.9	8.8	8.4
Quick Ratio	1.4	2.9	14.6	8.7	8.6	7.3
Net Working Capital	$ 961.3	$ 2,535.3	$ 5,339.8	$ 4,057.5	$ 3,675.1	$ 3,313.8
Net Working Capital % Revenue	63.2%	263.4%	1011.6%	478.0%	262.2%	415.7%
Adjusted Working Capital	$ 230.0	$ 1,072.8	$ 5,339.8	$ 4,057.5	$ 3,675.1	$ 2,875.0
Adj. Net Working Cap. % Revenue	15.1%	111.5%	1011.6%	478.0%	262.2%	375.7%
Total Liabilities % Total Assets	31.7%	32.8%	31.4%	31.0%	31.5%	31.7%
Growth:						**CAGR**
Revenue		-36.8%	-45.2%	60.8%	65.1%	-2.3%
EBITDA		45.0%	24.6%	-45.1%	-7.4%	-2.4%
Net Income		-34.8%	-1623.9%	-107.5%	-95.6%	-62.3%
Total Assets		4.7%	-38.1%	4.2%	-2.3%	-11.2%
Shareholders' Equity		3.1%	-36.8%	4.7%	-3.0%	-11.1%

Historical Balance Sheets

($ in thousands)

	As of:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011
Assets						
Cash and Cash Equivalents		$ 691.3	$ 1,226.2	$ 2,059.5	$ 215.4	$ 362.0
Accounts Receivable		12,593.4	12,423.3	11,440.2	10,189.7	12,058.0
Inventory		32,345.4	37,304.5	30,977.2	32,893.8	20,301.0
Current Deferred Tax Assets		983.1	1,555.2	1,475.2	1,564.4	1,119.0
Other Current Assets		1,030.2	1,124.2	1,077.7	1,262.7	2,461.0
Total Current Assets		47,643.4	53,633.4	47,029.7	46,126.0	36,301.0
Net Fixed Assets		1,685.7	2,020.5	1,848.1	1,339.8	1,004.0
Goodwill and Other Intangibles		-	-	-	-	1,993.0
Other Assets		81.5	86.9	528.1	144.8	654.0
Total Assets[1]		$ 49,410.6	$ 55,740.8	$ 49,405.9	$ 47,610.6	$ 39,952.0
Liabilities and Equity						
Line of Credit		$ 12,833.0	$ 14,351.8	$ 15,174.3	$ 16,323.5	$ 9,738.0
Accounts Payable		12,257.4	16,418.8	11,971.5	7,559.4	5,398.0
Accrued Liabilities		537.2	175.4	385.0	456.4	890.0
Current Portion of Settlement Accrual		-	1,462.5	955.7	733.5	421.0
Current Portion of Capital Lease Obligations		6.6	-	25.5	25.9	213.0
Other Current Liabilities		64.4	82.7	790.7	78.3	50.0
Total Current Liabilities		25,698.7	32,491.1	29,302.7	25,177.1	16,710.0
Settlement Accrual		-	-	985.0	241.5	-
Note Payable - Zunicom		5,850.0	4,140.4	-	-	-
Capital Lease Obligations		-	-	50.6	25.2	256.0
Other Liabilities		206.2	398.9	36.1	-	-
Total Liabilities		31,754.9	37,030.4	30,374.5	25,443.8	16,966.0
Shareholders' Equity		17,655.6	18,710.3	19,031.4	22,166.9	22,986.0
Total Liabilities and Equity[1]		$ 49,410.5	$ 55,740.8	$ 49,405.9	$ 47,610.6	$ 39,952.0

Universal Power Group, Inc.
Historical Financial Statements
Schedule B.1

V A L U E
INCORPORATED

Common Size Balance Sheets

	As of:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011	Average
Assets							
Cash and Cash Equivalents		1.4%	2.2%	4.2%	0.5%	0.9%	1.8%
Accounts Receivable		25.5%	22.3%	23.2%	21.4%	30.2%	24.5%
Inventory		65.5%	66.9%	62.7%	69.1%	50.8%	63.0%
Current Deferred Tax Assets		2.0%	2.8%	3.0%	3.3%	2.8%	2.8%
Other Current Assets		2.1%	2.0%	2.2%	2.7%	6.2%	3.0%
Total Current Assets		96.4%	96.2%	95.2%	96.9%	90.9%	95.1%
Net Fixed Assets		3.4%	3.6%	3.7%	2.8%	2.5%	3.2%
Goodwill and Other Intangibles		0.0%	0.0%	0.0%	0.0%	5.0%	1.0%
Other Assets		0.2%	0.2%	1.1%	0.3%	1.6%	0.7%
Total Assets		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Liabilities and Equity							
Line of Credit		26.0%	25.7%	30.7%	34.3%	24.4%	28.2%
Accounts Payable		24.8%	29.5%	24.2%	15.9%	13.5%	21.6%
Accrued Liabilities		1.1%	0.3%	0.8%	1.0%	2.2%	1.1%
Current Portion of Settlement Accrual		0.0%	2.6%	1.9%	1.5%	1.1%	1.4%
Current Portion of Capital Lease Obligations		0.0%	0.0%	0.1%	0.1%	0.5%	0.1%
Other Current Liabilities		0.1%	0.1%	1.6%	0.2%	0.1%	0.4%
Total Current Liabilities		52.0%	58.3%	59.3%	52.9%	41.8%	52.9%
Settlement Accrual		0.0%	0.0%	2.0%	0.5%	0.0%	0.5%
Note Payable - Zunicom		11.8%	7.4%	0.0%	0.0%	0.0%	3.9%
Capital Lease Obligations		0.0%	0.0%	0.1%	0.1%	0.6%	0.2%
Other Liabilities		0.4%	0.7%	0.1%	0.0%	0.0%	0.2%
Total Liabilities		64.3%	66.4%	61.5%	53.4%	42.5%	57.6%
Shareholders' Equity		35.7%	33.6%	38.5%	46.6%	57.5%	42.4%
Total Liabilities and Equity		100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

VALUE
INCORPORATED

Historical Income Statements

($ in thousands)

Twelve Months Ended:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011
Net Revenue	$ 108,517.1	$ 117,897.6	$ 111,170.7	$ 107,256.5	$ 92,787.5
Cost of Revenue	92,541.7	99,599.6	91,797.8	87,355.9	74,244.9
Gross Profit	15,975.4	18,298.1	19,372.9	19,900.6	18,542.6
Operating Expense	11,525.7	14,516.1	13,912.2	13,960.1	14,871.1
Settlement Expenses	-	-	2,529.3	-	-
EBITDA	4,449.6	3,781.9	2,931.3	5,940.5	3,671.5
Depreciation & Amortization	235.7	547.3	802.5	809.3	819.3
EBIT	4,213.9	3,234.7	2,128.9	5,131.1	2,852.1
Interest Expense (Net)	799.0	1,003.2	953.3	681.2	700.2
Other Expense (Income)	-	(45.6)	2.6	(2.2)	(2.2)
EBT	3,414.9	2,277.1	1,173.0	4,452.1	2,154.1
Income Tax Expense (Benefit)	1,191.0	1,051.0	1,308.2	1,561.9	809.9
Net Income	$ 2,224.0	$ 1,226.1	($ 135.2)	$ 2,890.2	$ 1,344.2

VALUE
INCORPORATED

Common Size Income Statements

Twelve Months Ended:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011	Average
Net Sales	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of Revenue	85.3%	84.5%	82.6%	81.4%	80.0%	82.8%
Gross Profit	14.7%	15.5%	17.4%	18.6%	20.0%	17.2%
Operating Expense	10.6%	12.3%	12.5%	13.0%	16.0%	12.9%
Settlement Expenses	0.0%	0.0%	2.3%	0.0%	0.0%	0.5%
EBITDA	4.1%	3.2%	2.6%	5.5%	4.0%	3.9%
Depreciation & Amortization	0.2%	0.5%	0.7%	0.8%	0.9%	0.6%
EBIT	3.9%	2.7%	1.9%	4.8%	3.1%	3.3%
Interest Expense (Net)	0.7%	0.9%	0.9%	0.6%	0.8%	0.8%
Other Expense (Income)	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
EBT	3.1%	1.9%	1.1%	4.2%	2.3%	2.5%
Income Tax Expense (Benefit)	1.1%	0.9%	1.2%	1.5%	0.9%	1.1%
Net Income	2.0%	1.0%	-0.1%	2.7%	1.4%	1.4%

Financial Ratio Analysis

($ in thousands)

	As of:	12/31/2007	12/31/2008	12/31/2009	12/31/2010	9/30/2011	Average
Profitability:							
Pretax Margin		3.1%	1.9%	1.1%	4.2%	2.3%	2.5%
Tax Burden		65.1%	53.8%	-11.5%	64.9%	62.4%	47.0%
Asset Turnover		2.20	2.12	2.25	2.25	2.32	2.23
Financial Leverage		2.80	2.98	2.60	2.15	1.74	2.45
Return on Assets		4.5%	2.2%	-0.3%	6.1%	3.4%	3.2%
Return on Equity		12.6%	6.6%	-0.7%	13.0%	5.8%	7.5%
Efficiency:							
Cash Turnover		157.0	96.1	54.0	498.0	256.3	212.3
Days Cash		2	4	7	1	1	3
Receivables Turnover		8.6	9.5	9.7	10.5	7.7	9.2
Days Receivables		42	38	38	35	47	40
Inventory Turnover		2.9	2.7	3.0	2.7	3.7	3.0
Days Inventory		128	137	123	137	100	125
Accounts Payables Turnover		7.5	6.1	7.7	11.6	13.8	9.3
Days Accounts Payable		48	60	48	32	27	43
Accrued Liabilities % OpEx		4.7%	1.2%	2.8%	3.3%	6.0%	3.6%
Other Current Assets % Net Revenue		0.9%	1.0%	1.0%	1.2%	2.7%	1.3%
Other Assets % Net Revenue		0.1%	0.1%	0.5%	0.1%	0.7%	0.3%
Effective Tax Rate		34.9%	46.2%	111.5%	35.1%	37.6%	53.0%
Fixed Assets % Net Revenue		1.6%	1.7%	1.7%	1.2%	1.1%	1.5%
Liquidity:							
Current Ratio		1.9	1.7	1.6	1.8	2.2	1.8
Quick Ratio		0.52	0.42	0.46	0.41	0.74	0.51
Net Working Capital		$ 21,944.7	$ 21,142.2	$ 17,727.0	$ 20,948.9	$ 19,591.0	$ 20,270.8
Net Working Capital % Net Revenue		20.2%	17.9%	15.9%	19.5%	21.1%	18.9%
Adjusted Working Capital		$ 21,951.3	$ 22,604.7	$ 18,708.3	$ 21,708.4	$ 20,225.0	$ 21,039.5
Adj. Net Working Cap. % Net Revenue		20.2%	19.2%	16.8%	20.2%	21.8%	19.7%
Line of Credit % Net Sales		11.8%	12.2%	13.6%	15.2%	10.5%	12.7%
Total Liabilities % Total Assets		64.3%	66.4%	61.5%	53.4%	42.5%	57.6%
Growth:							**CAGR**
Revenue			8.6%	-5.7%	-3.5%	-13.5%	-4.3%
EBITDA			-15.0%	-22.5%	102.7%	-38.2%	-5.3%
Net Income			-44.9%	-111.0%	-2237.9%	-53.5%	-13.4%
Total Assets			12.8%	-11.4%	-3.6%	-16.1%	-5.9%
Shareholders' Equity			6.0%	1.7%	16.5%	3.7%	7.8%

Projected Income Statement Assumptions

($ in thousands)

Twelve Months Ending:	9/30/2011	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/30/2020	9/30/2021	Residual
Projected Growth[1]		6.8%	6.3%	6.8%	6.3%	5.3%	5.0%	5.0%	5.0%	5.0%	5.0%	2.1%
Beginning Net Sales	$ 92,787.5											
Projected Net Sales		$ 99,050.6	$ 105,241.3	$ 112,345.1	$ 119,366.6	$ 125,633.4	$ 131,915.0	$ 138,510.8	$ 145,436.3	$ 152,708.2	$ 160,343.6	$ 163,710.8
Percentage of Net Sales:												
Cost of Sales	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Operating Expenses	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%	16.0%
Percent of Line of Credit												
Interest Expense		2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%	2.7%

Notes:

[1] Source: First Research Industry Report and 2011 Economic Report of the President

Projected Income Statements

($ in thousands)

Twelve Months Ending:	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/30/2020	9/30/2021	Residual
Net Sales	$ 99,050.6	$ 105,241.3	$ 112,345.1	$ 119,366.6	$ 125,633.4	$ 131,915.0	$ 138,510.8	$ 145,436.3	$ 152,708.2	$ 160,343.6	$ 163,710.8
Cost of Revenue	79,241.5	84,194.1	89,877.2	95,494.5	100,508.0	105,533.4	110,810.0	116,350.5	122,168.1	128,276.5	130,970.3
Gross Profit	19,809.1	21,047.2	22,467.9	23,872.1	25,125.4	26,381.7	27,700.8	29,085.8	30,540.1	32,067.1	32,740.5
Operating Expenses	15,848.1	16,838.6	17,975.2	19,098.7	20,101.3	21,106.4	22,161.7	23,269.8	24,433.3	25,655.0	26,193.7
Interest Expense - LOC	332.6	353.4	377.3	400.9	421.9	443.0	465.1	488.4	512.8	538.5	549.8
EBITDA	3,628.4	3,855.2	4,115.4	4,372.6	4,602.2	4,832.3	5,073.9	5,327.6	5,594.0	5,873.7	5,997.0
Depreciation Expense	477.3	572.8	686.5	428.5	516.0	618.1	738.0	712.4	738.4	748.4	792.4
EBIT	3,151.1	3,282.4	3,428.9	3,944.1	4,086.2	4,214.2	4,335.9	4,615.2	4,855.6	5,125.2	5,204.7
Other Expense (Income)	-	-	-	-	-	-	-	-	-	-	-
EBT	3,151.1	3,282.4	3,428.9	3,944.1	4,086.2	4,214.2	4,335.9	4,615.2	4,855.6	5,125.2	5,204.7
Income Tax @ 41.0%	1,291.9	1,345.8	1,405.9	1,617.1	1,675.3	1,727.8	1,777.7	1,892.2	1,990.8	2,101.4	2,133.9
Net Income	$ 1,859.1	$ 1,936.6	$ 2,023.1	$ 2,327.0	$ 2,410.9	$ 2,486.4	$ 2,558.2	$ 2,723.0	$ 2,864.8	$ 3,023.9	$ 3,070.7

EBITDA Margin	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%	3.7%
EBIT Margin	3.2%	3.1%	3.1%	3.3%	3.3%	3.2%	3.1%	3.2%	3.2%	3.2%	3.2%
EBT Margin	3.2%	3.1%	3.1%	3.3%	3.3%	3.2%	3.1%	3.2%	3.2%	3.2%	3.2%
Net Margin	1.9%	1.8%	1.8%	1.9%	1.9%	1.9%	1.8%	1.9%	1.9%	1.9%	1.9%

Projected Balance Sheet Assumptions

($ in thousands)

	As of: 9/30/2011	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/29/2020	9/30/2021	Residual
Days Cash	1.4	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7	0.7
Days Receivables	47.0	34.7	34.7	34.7	34.7	34.7	34.7	34.7	34.7	34.7	34.7	34.7
Days Inventory	100.0	137.4	137.4	137.4	137.4	137.4	137.4	137.4	137.4	137.4	137.4	137.4
Other Current Assets % Revenue	2.7%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%	1.2%
Days Payables	27	32	32	32	32	32	32	32	32	32	32	32
Accrued Liabilities % OpEx	6.0%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%	3.3%
Line of Credit % Revenue	10.5%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%	12.7%

Universal Power Group, Inc.
Discounted Cash Flow Analysis
Schedule C.3

VALUE
INCORPORATED

Projected Balance Sheets

($ in thousands)

	As of: 9/30/2011	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/29/2020	9/30/2021	Residual
Assets												
Current Assets												
Cash and Cash Equivalents	$ 362.0	$ 198.9	$ 211.3	$ 225.6	$ 239.7	$ 252.3	$ 264.9	$ 278.1	$ 292.0	$ 306.6	$ 322.0	$ 328.7
Accounts Receivable	12,058.0	9,410.1	9,998.3	10,673.2	11,340.2	11,935.6	12,532.4	13,159.0	13,816.9	14,507.8	15,233.2	15,553.1
Inventory	20,301.0	29,838.4	31,703.3	33,843.2	35,958.4	37,846.3	39,738.6	41,725.5	43,811.8	46,002.4	48,302.5	49,316.8
Other Current Assets	2,461.0	1,166.1	1,238.9	1,322.6	1,405.2	1,479.0	1,552.9	1,630.6	1,712.1	1,797.7	1,887.6	1,927.3
Total Current Assets	35,182.0	40,613.4	43,151.8	46,064.5	48,943.6	51,513.1	54,088.8	56,793.2	59,632.9	62,614.5	65,745.2	67,125.9
Net Property and Equipment	1,004.0	1,525.4	1,620.7	1,730.1	1,838.2	1,934.8	2,031.5	2,133.1	2,239.7	2,351.7	2,469.3	2,521.1
Goodwill	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0	1,993.0
Other Assets	654.0	654.0	654.0	654.0	654.0	654.0	654.0	654.0	654.0	654.0	654.0	654.0
Total Assets	$ 38,833.0	$ 44,785.8	$ 47,419.5	$ 50,441.6	$ 53,428.8	$ 56,094.9	$ 58,767.3	$ 61,573.3	$ 64,519.6	$ 67,613.2	$ 70,861.5	$ 72,294.0
Liabilities and Capital												
Current Liabilities												
Line of Credit	$ 9,738.0	$ 12,552.2	$ 13,336.7	$ 14,236.9	$ 15,126.7	$ 15,920.9	$ 16,716.9	$ 17,552.8	$ 18,430.4	$ 19,352.0	$ 20,319.6	$ 20,746.3
Accounts Payable	5,398.0	6,857.3	7,285.8	7,777.6	8,263.7	8,697.6	9,132.5	9,589.1	10,068.5	10,572.0	11,100.6	11,333.7
Accrued Liabilities	890.0	948.5	550.5	587.7	624.4	657.2	690.1	724.6	760.8	798.8	838.8	856.4
Current Portion of Settlement Accrual	421.0	-	-	-	-	-	-	-	-	-	-	-
Other Current Liabilities	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0	50.0
Total Current Liabilities	16,497.0	20,407.9	21,223.1	22,652.3	24,064.9	25,325.7	26,589.5	27,916.4	29,309.8	30,772.7	32,308.9	32,986.3
Deferred Taxes	(1,119.0)	(1,080.1)	(1,030.5)	(1,005.6)	(879.5)	(783.8)	(780.4)	(790.3)	(760.0)	(736.0)	(714.3)	(709.1)
Other Liabilities	-	-	-	-	-	-	-	-	-	-	-	-
Beginning Capital	23,455.0	23,455.0	25,458.0	27,226.9	28,794.9	30,243.4	31,553.0	32,958.1	34,447.1	35,969.8	37,576.5	39,266.9
Current Earnings	-	1,859.1	1,936.6	2,023.1	2,327.0	2,410.9	2,486.4	2,558.2	2,723.0	2,864.8	3,023.9	3,070.7
Cash Flow	-	(143.9)	167.7	455.0	878.6	1,101.3	1,081.2	1,069.2	1,200.3	1,258.1	1,333.4	2,320.9
Ending Capital	23,455.0	25,458.0	27,226.9	28,794.9	30,243.4	31,553.0	32,958.1	34,447.1	35,969.8	37,576.5	39,266.9	40,016.8
Total Liabilities and Capital	$ 38,833.0	$ 44,785.8	$ 47,419.5	$ 50,441.6	$ 53,428.8	$ 56,094.9	$ 58,767.3	$ 61,573.3	$ 64,519.6	$ 67,613.2	$ 70,861.5	$ 72,294.0

Discounted Cash Flow

($ in thousands)

Twelve Months Ending:	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/29/2016	9/30/2017	9/30/2018	9/30/2019	9/29/2020	9/30/2021	Residual
Net Income	$ 1,859.1	$ 1,936.6	$ 2,023.1	$ 2,327.0	$ 2,410.9	$ 2,486.4	$ 2,558.2	$ 2,723.0	$ 2,864.8	$ 3,023.9	$ 3,070.7
Deferred Taxes	38.9	49.6	24.9	126.1	95.7	3.4	(9.9)	30.3	24.0	21.7	5.2
Depreciation & Amortization	477.3	572.8	686.5	428.5	516.0	618.1	738.0	712.4	738.4	748.4	792.4
Total Sources of Cash Flow	2,375.3	2,559.0	2,734.5	2,881.6	3,022.6	3,107.9	3,286.3	3,465.7	3,627.2	3,794.0	3,868.3
Increase in Working Capital	1,520.5	1,723.2	1,483.6	1,466.4	1,308.8	1,311.9	1,377.5	1,446.3	1,518.7	1,594.6	703.2
Capital Expenditures	998.7	668.1	795.9	536.6	612.5	714.8	839.6	819.0	850.4	866.0	844.2
Total Uses of Cash Flow	2,519.2	2,391.3	2,279.4	2,003.0	1,921.2	2,026.7	2,217.1	2,265.4	2,369.0	2,460.6	1,547.4
Net Cash Flow	($ 143.9)	$ 167.7	$ 455.0	$ 878.6	$ 1,101.3	$ 1,081.2	$ 1,069.2	$ 1,200.3	$ 1,258.1	$ 1,333.4	$ 2,320.9
Discount Period	0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.0
PV Factor @ 12.5%	0.9428	0.8381	0.7449	0.6622	0.5886	0.5232	0.4651	0.4134	0.3675	0.3266	0.3079
PV Net Cash Flow	($135.7)	$140.6	$339.0	$581.8	$648.2	$565.7	$497.2	$496.2	$462.3	$435.5	

	Residual Growth Rate:	2.1%
	Residual Value Multiple:	9.62
Sum of PVs	$ 4,030.8	
PV Terminal Value	7,289.0	Residual Value: $ 22,316.1
		Gordon Model End of Period Factor: 1.06
MVIC	$ 11,319.8	
		Gordon Model End of Period Residual Value: $ 23,669.8

Capital Expenditures Projection

($ in thousands)

Twelve Months Ending:		9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/29/2016	9/30/2017	9/30/2018	9/30/2019	9/29/2020	9/30/2021	Residual
Fixed Assets % Net Sales		1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Required PP&E		$ 1,525.4	$ 1,620.7	$ 1,730.1	$ 1,838.2	$ 1,934.8	$ 2,031.5	$ 2,133.1	$ 2,239.7	$ 2,351.7	$ 2,469.3	$ 2,521.1
Beginning PP&E		1,004.0	1,525.4	1,620.7	1,730.1	1,838.2	1,934.8	2,031.5	2,133.1	2,239.7	2,351.7	2,469.3
Depreciation		477.3	572.8	686.5	428.5	516.0	618.1	738.0	712.4	738.4	748.4	792.4
Additions		998.7	668.1	795.9	536.6	612.5	714.8	839.6	819.0	850.4	866.0	844.2
Ending PP&E		1,525.4	1,620.7	1,730.1	1,838.2	1,934.8	2,031.5	2,133.1	2,239.7	2,351.7	2,469.3	2,521.1
Economic / GAAP (S-L):												
GAAP Remaining Life (yrs)	3											
Existing Assets	$ 1,004.0	$ 334.7	$ 334.7	$ 334.7	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
GAAP Basis Life (yrs)	7											
Additions - 1	$ 998.7	142.7	142.7	142.7	142.7	142.7	142.7	142.7	-	-	-	-
Additions - 2	668.1		95.4	95.4	95.4	95.4	95.4	95.4	95.4	-	-	-
Additions - 3	795.9			113.7	113.7	113.7	113.7	113.7	113.7	113.7	-	-
Additions - 4	536.6				76.7	76.7	76.7	76.7	76.7	76.7	76.7	-
Additions - 5	612.5					87.5	87.5	87.5	87.5	87.5	87.5	87.5
Additions - 6	714.8						102.1	102.1	102.1	102.1	102.1	102.1
Additions - 7	839.6							119.9	119.9	119.9	119.9	119.9
Additions - 8	819.0								117.0	117.0	117.0	117.0
Additions - 9	850.4									121.5	121.5	121.5
Additions - 10	866.0										123.7	123.7
Additions - Residual	844.2											120.6
Total	$ 9,549.9	$ 477.3	$ 572.8	$ 686.5	$ 428.5	$ 516.0	$ 618.1	$ 738.0	$ 712.4	$ 738.4	$ 748.4	$ 792.4

Tax Basis Depreciation Projection

($ in thousands)

Twelve Months Ending:		9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/29/2016	9/30/2017	9/30/2018	9/30/2019	9/29/2020	9/30/2021	Residual
Fixed Assets % Revenue		1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Required PP&E		$ 1,525.4	$ 1,620.7	$ 1,730.1	$ 1,838.2	$ 1,934.8	$ 2,031.5	$ 2,133.1	$ 2,239.7	$ 2,351.7	$ 2,469.3	$ 2,521.1
Beginning PP&E		1,004.0	1,525.4	1,620.7	1,730.1	1,838.2	1,934.8	2,031.5	2,133.1	2,239.7	2,351.7	2,469.3
Depreciation		477.3	572.8	686.5	428.5	516.0	618.1	738.0	712.4	738.4	748.4	792.4
Additions		998.7	668.1	795.9	536.6	612.5	714.8	839.6	819.0	850.4	866.0	844.2
Ending PP&E		1,525.4	1,620.7	1,730.1	1,838.2	1,934.8	2,031.5	2,133.1	2,239.7	2,351.7	2,469.3	2,521.1
Tax Depreciation (200 DB):												
Tax Remaining Life (yrs)	3											
Existing Assets	$ 1,004.0	$ 286.9	$ 204.9	$ 170.7	$ 170.7	$ 170.7	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Tax Basis Life (yrs)	7	28.6%	20.4%	14.6%	10.4%	7.4%	6.2%	6.2%	6.2%	0.0%	0.0%	0.0%
Additions - 1	$ 998.7	285.2	203.7	145.5	104.1	74.3	61.9	61.9	61.9	-	-	-
Additions - 2	668.1		285.2	203.7	145.5	104.1	74.3	61.9	61.9	61.9	-	-
Additions - 3	795.9			227.3	162.4	116.0	82.9	59.2	49.3	49.3	49.3	-
Additions - 4	536.6				153.3	109.5	78.2	55.9	39.9	33.3	33.3	33.3
Additions - 5	612.5					174.9	124.9	89.2	63.8	45.6	38.0	38.0
Additions - 6	714.8						204.2	145.8	104.2	74.5	53.2	44.3
Additions - 7	839.6							239.8	171.3	122.3	87.5	62.5
Additions - 8	819.0								233.9	167.1	119.3	85.3
Additions - 9	850.4									242.9	173.5	123.9
Additions - 10	866.0										247.3	176.7
Additions - Residual	844.2											241.1
Total	$ 9,549.9	$ 572.2	$ 693.8	$ 747.3	$ 735.9	$ 749.5	$ 626.4	$ 713.8	$ 786.3	$ 796.9	$ 801.4	$ 805.0

Deferred Tax Projection

($ in thousands)

Twelve Months Ending:	9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/29/2016	9/30/2017	9/30/2018	9/30/2019	9/29/2020	9/29/2021	Residual
Available NOL	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0	$ 0.0
Book Basis Taxable Income	$ 3,151.1	$ 3,282.4	$ 3,428.9	$ 3,944.1	$ 4,086.2	$ 4,214.2	$ 4,335.9	$ 4,615.2	$ 4,855.6	$ 5,125.2	$ 5,204.7
Temporary Differences:											
Add: Book PP&E Depreciation	477.3	572.8	686.5	428.5	516.0	618.1	738.0	712.4	738.4	748.4	792.4
Less: Tax PP&E Depreciation	(572.2)	(693.8)	(747.3)	(735.9)	(749.5)	(626.4)	(713.8)	(786.3)	(796.9)	(801.4)	(805.0)
Tax Basis Taxable Income	3,056.2	3,161.3	3,368.1	3,636.7	3,852.7	4,205.8	4,360.1	4,541.3	4,797.1	5,072.3	5,192.0
Less: NOL Utilization	-	-	-	-	-	-	-	-	-	-	-
Tax Basis Taxable Inc. after NOL	3,056.2	3,161.3	3,368.1	3,636.7	3,852.7	4,205.8	4,360.1	4,541.3	4,797.1	5,072.3	5,192.0
Tax Rate	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%	41.0%
Calculated Tax Basis Taxes	$ 1,253.1	$ 1,296.1	$ 1,380.9	$ 1,491.0	$ 1,579.6	$ 1,724.4	$ 1,787.6	$ 1,861.9	$ 1,966.8	$ 2,079.6	$ 2,128.7
Calculated Book Basis Taxes	$ 1,291.9	$ 1,345.8	$ 1,405.9	$ 1,617.1	$ 1,675.3	$ 1,727.8	$ 1,777.7	$ 1,892.2	$ 1,990.8	$ 2,101.4	$ 2,133.9
Less: Taxes Payable	1,253.1	1,296.1	1,380.9	1,491.0	1,579.6	1,724.4	1,787.6	1,861.9	1,966.8	2,079.6	2,128.7
Less: Tax Effect of NOL	-	-	-	-	-	-	-	-	-	-	-
Change in Deferred Taxes	$ 38.9	$ 49.6	$ 24.9	$ 126.1	$ 95.7	$ 3.4	($ 9.9)	$ 30.3	$ 24.0	$ 21.7	$ 5.2

Weighted Average Cost of Capital - Battery Manufacturers

Company Name	Ticker	Observed Beta	Market Cap	Total Debt + Min. & Pref.	Debt / Equity	Debt / Total Cap	Unlevered Beta
W. W. Grainger Inc	GWW	0.93	$ 12,299,291.8	$ 699,966.0	5.7%	5.4%	0.90
Arrow Electronics Inc	ARW	1.20	4,042,427.6	2,229,751.0	55.2%	35.5%	0.91
Anixter International Inc	AXE	1.29	1,978,457.8	873,000.0	44.1%	30.6%	1.02
Audiovox Corp	VOXX	1.49	163,133.2	64,120.0	39.3%	28.2%	1.21
Avnet Inc	AVT	1.11	4,359,038.5	1,907,720.0	43.8%	30.4%	0.88
Wesco International Inc	WCC	1.53	2,115,237.3	771,464.0	36.5%	26.7%	1.26
				Minimum	5.7%	5.4%	0.88
				Median	41.5%	29.3%	0.97
				Average	37.4%	26.2%	1.03
				Maximum	55.2%	35.5%	1.26
				Std. Deviation	0.17	0.11	0.17

Cost of Capital Components

(1)	Effective Tax Rate [T]	41.0%
(2)	Risk-Free Rate [R_f]	2.7%
(3)	Equity Risk Premium [ERP]	5.2%
(4)	Unlevered Beta	0.97
(5)	Target Debt / Equity Ratio	29.3%
(6)	Pre-Tax Cost of Debt (Baa + 200 bps)	7.1%
(7)	Unsystematic Risk Premium [Ru]	6.4%

CAPM Calculation

Relevered Beta	1.13

CAPM Ke = Rf + Levered Beta x ERP + Ru + CRP

Cost of Equity	15.0%
After-Tax Cost of Debt	4.2%
Debt / Capital	22.7%

$$\text{WACC} = w_e \times K_e + w_d \times K_d \times (1 - T)$$

Weighted Average Cost of Capital	12.5%

Comparable Company Transactions

($ in thousands)

Date	Target	Target Description	MVIC	Revenue	EBITDA	EBITDA %	MVIC / Revenue	MVIC / EBITDA
5/12/11	DEI Holdings, Inc	Wholesalers of security, audio, and video products.	324,710.0	261,862.9	46,058.2	17.6%	1.2	7.1
3/28/11	Spectrum Control, Inc	Manufacturer and distributor of electronic control products	262,040.0	166,904.4	29,278.2	17.5%	1.6	9.0
9/20/10	Nu Horizons Electronics Corp.	Distributes semiconductor devices	142,670.0	741,259.0	14,789.0	2.0%	0.2	9.6
3/29/10	Bell Microproducts	Distributes electronic and photonic components, modules and systems; provides calibration and maintenance services	591,870.0	2,959,350.0	62,040.0	2.1%	0.2	9.5
7/5/2007	ACR Group Inc	Distributes air conditioning supplies and parts.	117,390.0	237,170.0	11,190.0	4.7%	0.5	10.5
6/13/07	DBL Distributing LLC	Distributes consumer electronics accessories and related products	96,000.0	282,300.0			0.3	
4/9/07	Richardson Electronics Ltd.	Distributes security systems	80,000.0	108,000.0			0.7	
6/26/2006	Somera Communications Inc	Distributes communication and electronic parts.	26,490.0	67,550.0	(11,300.0)	-16.7%	0.4	
5/19/03	Reptron Electronics, Inc.	Distributes semiconductors, passive products, and electromechanical components	10,400.0	102,650.0	(31,050.0)	-30.2%	0.1	
4/17/02	Questron Technology, Inc.	Distributes fasteners and electronic hardware	89,200.0	145,479.0	12,270.0	8.4%	0.6	7.3
3/22/01	Kent Electronics Corp.	Manufactures and distributes electronic products	586,733.0	1,165,705.0	80,130.0	6.9%	0.5	7.3
12/19/00	Verticalnet, Inc.	Buys and sells semiconductors, electronic components, computer products, and networking equipment	130,537.0	349,100.0	9,474.0	2.7%	0.4	13.8
10/4/2000	Hello Direct Inc	Distributes electronic parts and computer components.	85,110.0	92,230.0	9,464.0	10.3%	0.9	9.0
3/1/00	Telcor Communications	Sells new and de-installed telecommunications equipment to telecom providers	25,000.0	50,495.0			0.5	

Source: MergerStat and Bloomberg for SIC Codes 5063 and 5065

	MVIC	Revenue	EBITDA	EBITDA %	MVIC / Revenue	MVIC / EBITDA
Min:		50,495.0	(31,050.0)	-30.2%	0.1	7.1
Lower Quartile:		103,987.5	9,469.0	2.0%	0.3	7.3
Median:		202,037.2	12,270.0	4.7%	0.5	9.0
Mean:		480,718.2	21,122.1	2.3%	0.6	9.2
Upper Quartile:		332,400.0	37,668.2	9.3%	0.7	9.6
Max:		2,959,350.0	80,130.0	17.6%	1.6	13.8
Standard Deviation:					0.2	2.2
Coeff of Variation:					0.4	0.2

	Revenue	EBITDA	%
Universal Power Group	92,787	2,971	3.2%

VALUE
INCORPORATED

Application of Transaction Multiples

($ in thousands)

MVIC / Revenue		
Revenue		$ 92,787.5
Observed Lower Quartile Multiple	x	0.3
MVIC		32,339.1

MVIC / EBITDA		
EBITDA[1]		$ 2,971.3
Observed Lower Quartile Multiple	x	7.3
MVIC		21,756.3

Multiple	Indication	Weight	Conclusion
MVIC / Sales	$ 32,339.1	50.0%	$16,169.6
MVIC / EBITDA	21,756.3	50.0%	10,878.1
MVIC			27,047.7

Notes:

[1] UPG's line of credit was treated as an operating liability and interest expense related to the line of credit was subtracted from EBITDA.

VALUE
INCORPORATED

Guideline Company Multiples

($ in thousands)

Historic Multiples

Company	Ticker	Stock Price	Shares Outstanding	Market Cap	Net Debt	Enterprise Value	Revenue	EBITDA	EBITDA %	EV / Revenue	EV / EBITDA
W.W. Grainger, Inc	GWW	$ 176.34	69,748	$ 12,299,291.8	$ 339,303.0	$ 12,638,594.8	$ 7,827,977.0	$ 1,186,366.0	15.2%	1.6	10.7
Arrow Electronics Inc	ARW	$ 36.18	111,731	4,042,427.6	1,685,185.0	5,727,612.6	21,187,953.0	1,080,630.0	5.1%	0.3	5.3
Anixter International Inc	AXE	$ 59.63	33,179	1,978,457.8	816,700.0	2,795,157.8	6,176,500.0	380,200.0	6.2%	0.5	7.4
Audiovox Corp	VOXX	$ 7.07	23,074	163,133.2	49,781.0	212,914.2	625,724.0	32,255.0	5.2%	0.3	6.6
Avnet Inc.	AVT	$ 29.15	149,538	4,359,038.5	1,285,290.0	5,644,328.5	26,778,031.0	1,090,537.0	4.1%	0.2	5.2
Wesco International Inc	WCC	$ 48.86	43,292	2,115,237.3	677,415.0	2,792,652.3	5,867,796.0	330,605.0	5.6%	0.5	8.4
						Low:	625,724.0	32,255.0	4.1%	0.2	5.2
						Lower Quartile:	5,944,972.0	343,003.8	5.1%	0.3	5.6
						Mean:	11,410,663.5	683,432.2	6.9%	0.6	7.3
						Median:	7,002,238.5	730,415.0	5.4%	0.4	7.0
						Upper Quartile:	17,847,959.0	1,088,060.3	6.0%	0.5	8.2
						High:	26,778,031.0	1,186,366.0	15.2%	1.6	10.7
								Standard Deviation:		0.53	2.08
								Coeff. Of Variation:		0.30	15.06

Forward Multiples

Company	Ticker	Stock Price	Shares Outstanding	Market Cap	Net Debt	Enterprise Value	NFY Revenue	NYF EBITDA	EBITDA %	EV / Revenue	EV / EBITDA
W.W. Grainger, Inc	GWW	$ 176.34	69,748	$ 12,299,291.8	$ 339,303.0	$ 12,638,594.8	$ 8,731,100.0	$ 1,352,600.0	15.5%	1.4	9.3
Arrow Electronics Inc	ARW	$ 36.18	111,731	4,042,427.6	1,685,185.0	5,727,612.6	21,127,200.0	982,400.0	4.6%	0.3	5.8
Anixter International Inc	AXE	$ 59.63	33,179	1,978,457.8	816,700.0	2,795,157.8	6,433,200.0	418,100.0	6.5%	0.4	6.7
Audiovox Corp	VOXX	$ 7.07	23,074	163,133.2	49,781.0	212,914.2					
Avnet Inc.	AVT	$ 29.15	149,538	4,359,038.5	1,285,290.0	5,644,328.5	26,956,500.0	1,096,800.0	4.1%	0.2	5.1
Wesco International Inc	WCC	$ 48.86	43,292	2,115,237.3	677,415.0	2,792,652.3	6,464,200.0	397,300.0	6.1%	0.4	7.0
						Low:	6,433,200.0	397,300.0	4.1%	0.2	5.1
						Lower Quartile:	6,464,200.0	418,100.0	4.6%	0.3	5.8
						Mean:	13,942,440.0	849,440.0	7.4%	0.6	6.8
						Median:	8,731,100.0	982,400.0	6.1%	0.4	6.7
						Upper Quartile:	21,127,200.0	1,096,800.0	6.5%	0.4	7.0
						High:	26,956,500.0	1,352,600.0	15.5%	1.4	9.3
								Standard Deviation:		0.51	1.60
								Coeff. Of Variation:		0.28	10.88

Application of Guideline Company Multiples

($ in thousands)

EV / Sales

Net Sales	$ 92,787.5
Low Multiple	x 0.2
Indicated Enterprise Value	$ 19,557.9

EV / NYF Sales

Net Sales	$ 99,050.6
Low Multiple	x 0.2
Indicated Enterprise Value	$ 20,739.9

EV / EBITDA

EBITDA[1]	$ 2,971.3
Low Multiple	x 5.2
Indicated Enterprise Value	$ 15,378.4

EV / NFY EBITDA

EBITDA[1]	$ 3,628.4
Low Multiple	x 5.1
Indicated Enterprise Value	$ 18,672.4

Multiple	Indication	Weight	Conclusion
EV / Sales	$ 19,557.9	25.0%	$4,889.5
EV / EBITDA	15,378.4	25.0%	3,844.6
EV / NFY Sales	$ 20,739.9	25.0%	$5,185.0
EV / NFY EBITDA	18,672.4	25.0%	4,668.1
Indicated Enterprise Value			18,587.2
Plus: Cash			362.0
Less: Debt			-
Indicated Equity Value			18,949.2
Influence Premium		12.3%	
Indicated Equity Value (with Influence Premium)			$ 21,279.9
Plus: Debt			-
MVIC			$ 21,279.9

Notes:

[1]UPG's line of credit was treated as an operating liability and interest expense related to the line of credit was subtracted from EBITDA.

Guideline Company - Historical Balance Sheets

($ in thousands)

Company:	W.W. Grainger, Inc	Arrow Electronics Inc	Anixter International Inc	Audiovox Corp	Avnet Inc.	Wesco International Inc
Ticker:	GWW	ARW	AXE	VOXX	AVT	WCC
As of:	9/30/2011	10/1/2011	9/30/2011	8/31/2011	10/1/2011	9/30/2011
Current Assets:						
Cash and Equivalents	$ 360,663.0	$ 544,566.0	$ 56,300.0	$ 14,339.0	$ 622,430.0	$ 94,049.0
Accounts Receivable	944,984.0	4,174,050.0	1,225,800.0	117,703.0	4,593,519.0	950,435.0
Inventory	1,114,291.0	2,193,792.0	1,029,900.0	151,137.0	2,643,838.0	631,421.0
Prepaid & Other	157,756.0	189,265.0	86,700.0	19,798.0	207,069.0	85,983.0
Total Current Assets	2,577,694.0	7,101,673.0	2,398,700.0	302,977.0	8,066,856.0	1,761,888.0
Property and Equipment	1,007,623.0	550,714.0	86,600.0	24,017.0	432,668.0	129,482.0
Goodwill	546,700.0	-	351,400.0	88,400.0	939,300.0	987,400.0
Other Intangibles	315,700.0	-	-	176,800.0	-	150,000.0
Long-Term Investments	-	-	-	13,086.0	-	-
Other	102,928.0	2,216,340.0	186,500.0	18,085.0	343,730.0	38,654.0
Total Assets	$ 4,550,645.0	$ 9,868,727.0	$ 3,023,200.0	$ 623,365.0	$ 9,782,554.0	$ 3,067,424.0
Liabilities and Equity						
Current Liabilities:						
Accounts Payable	$ 447,687.0	$ 3,235,394.0	$ 722,800.0	$ 54,008.0	$ 3,175,069.0	$ 646,595.0
Short-Term Borrowings	213,605.0	431,635.0	-	-	-	40,600.0
Current Portion of Long-Term Debt	230,405.0	-	500.0	3,498.0	756,947.0	5,195.0
Other Short-Term Liabilities	482,911.0	634,554.0	255,200.0	64,478.0	660,933.0	130,351.0
Total Current Liabilities	1,374,608.0	4,301,583.0	978,500.0	121,984.0	4,592,949.0	822,741.0
Long-Term Debt	163,416.0	1,791,714.0	872,500.0	60,622.0	1,150,773.0	725,669.0
Other Long-Term Liabilities	381,116.0	238,500.0	136,700.0	40,351.0	107,815.0	235,507.0
Total Liabilities	1,919,140.0	6,331,797.0	1,987,700.0	222,957.0	5,851,537.0	1,783,917.0
Preferred Equity	-	-	-	-	-	-
Minority Interest	92,540.0	6,402.0	-	-	-	-
Total Equity	2,538,965.0	3,530,528.0	1,035,500.0	400,408.0	3,931,017.0	1,283,507.0
Total Liabilities and Equity	$ 4,550,645.0	$ 9,868,727.0	$ 3,023,200.0	$ 623,365.0	$ 9,782,554.0	$ 3,067,424.0

V A L U E
INCORPORATED

Guideline Company - Income Statements

($ in thousands)

Company:	W.W. Grainger, Inc	Arrow Electronics Inc	Anixter International Inc	Audiovox Corp	Avnet Inc.	Wesco International Inc
Ticker:	GWW	ARW	AXE	VOXX	AVT	WCC
Twelve Months Ended:	9/30/2011	10/1/2011	9/30/2011	8/31/2011	10/1/2011	9/30/2011
Revenue	$ 7,827,977.0	$ 21,187,953.0	$ 6,176,500.0	$ 625,724.0	$ 26,778,031.0	$ 5,867,796.0
Cost of Goods Sold	4,459,838.0	18,300,755.0	4,754,700.0	468,768.0	23,639,774.0	4,688,966.0
Gross Profit	3,368,139.0	2,887,198.0	1,421,800.0	156,956.0	3,138,257.0	1,178,830.0
Selling General & Administrative	2,325,801.0	1,943,122.0	1,077,600.0	133,416.0	2,130,597.0	877,337.0
EBIT	1,042,338.0	944,076.0	344,200.0	23,540.0	1,007,660.0	301,493.0
Interest (Income)	8,420.0	96,737.0	50,400.0	4,585.0	92,298.0	41,631.0
Foreign Exchange Loss (Gain)	-	-	-	-	-	-
Non-Operating Loss (Gain)	(1,679.0)	27,263.0	8,300.0	(2,053.0)	53,408.0	15,920.0
EBT	1,035,597.0	820,076.0	285,500.0	21,008.0	861,954.0	243,942.0
Income Taxes	387,692.0	237,001.0	96,000.0	(6,185.0)	192,059.0	67,740.0
Income Before XO	647,905.0	583,075.0	189,500.0	27,193.0	669,895.0	176,202.0
Minority Interest	-	-	-	-	-	
XO and Other Expense	5,756.0	464.0	18,100.0	-	-	
Net Income	642,149.0	582,611.0	171,400.0	27,193.0	669,895.0	176,202.0
Depreciation & Amortization	144,028.0	136,554.0	36,000.0	8,715.0	82,877.0	29,112.0
EBITDA	$ 1,186,366.0	$ 1,080,630.0	$ 380,200.0	$ 32,255.0	$ 1,090,537.0	$ 330,605.0

VALUE
INCORPORATED

Guideline Company - Ratios

Company:	W.W. Grainger, Inc	Arrow Electronics Inc	Anixter International Inc	Audiovox Corp	Avnet Inc.	Wesco International Inc	Low	Mean	Median	High
Ticker:	GWW	ARW	AXE	VOXX	AVT	WCC				
Twelve Months Ended:	9/30/2011	10/1/2011	9/30/2011	8/31/2011	10/1/2011	9/30/2011				
Profitability:										
Gross Margin	43.0%	13.6%	23.0%	25.1%	11.7%	20.1%	11.7%	22.8%	21.6%	43.0%
EBITDA Margin	15.2%	5.1%	6.2%	5.2%	4.1%	5.6%	4.1%	6.9%	5.4%	15.2%
EBIT Margin	13.3%	4.5%	5.6%	3.8%	3.8%	5.1%	3.8%	6.0%	4.8%	13.3%
EBT Margin	13.2%	3.9%	4.6%	3.4%	3.2%	4.2%	3.2%	5.4%	4.0%	13.2%
Net Margin	8.2%	2.7%	2.8%	4.3%	2.5%	3.0%	2.5%	3.9%	2.9%	8.2%
Du Pont:										
Pretax Margin	13.2%	3.9%	4.6%	3.4%	3.2%	4.2%	3.2%	5.4%	4.0%	13.2%
Tax Burden	62.6%	71.1%	66.4%	129.4%	77.7%	72.2%	62.6%	79.9%	71.7%	129.4%
Asset Turnover	1.72	2.15	2.04	1.00	2.74	1.91	1.00	1.93	1.98	2.74
Financial Leverage	1.79	2.80	2.92	1.56	2.49	2.39	1.56	2.32	2.44	2.92
Return on Assets	14.1%	5.9%	5.7%	4.4%	6.8%	5.7%	4.4%	7.1%	5.8%	14.1%
Return on Equity	25.3%	16.5%	16.6%	6.8%	17.0%	13.7%	6.8%	16.0%	16.5%	25.3%
Efficiency:										
Cash Turnover	21.7	38.9	109.7	43.6	43.0	62.4	21.7	53.2	43.3	109.7
Days Cash	17	9	3	8	8	6	3	9	8	17
Receivables Turnover	8.3	5.1	5.0	5.3	5.8	6.2	5.0	6.0	5.6	8.3
Days Receivables	44	72	72	69	63	59	44	63	66	72
Inventory Turnover	4.0	8.3	4.6	3.1	8.9	7.4	3.1	6.1	6.0	8.9
Days Inventory	91	44	79	118	41	49	41	70	64	118
Accounts Payables Turnover	10.0	5.7	6.6	8.7	7.4	7.3	5.7	7.6	7.3	10.0
Days Accounts Payable	37	65	55	42	49	50	37	50	50	65
Prepaids & Other % SG&A	6.8%	9.7%	8.0%	14.8%	9.7%	9.8%	6.8%	9.8%	9.7%	14.8%
Fixed Assets % Net Sales	12.9%	2.6%	1.4%	3.8%	1.6%	2.2%	1.4%	4.1%	2.4%	12.9%
Liquidity:										
Current Ratio	1.9	1.7	2.5	2.5	1.8	2.1	1.7	2.1	2.0	2.5
Quick Ratio	0.9	1.1	1.3	1.1	1.1	1.3	0.9	1.1	1.1	1.3
Net Working Capital	1,203,086.0	2,800,090.0	1,420,200.0	180,993.0	3,473,907.0	939,147.0	180,993.0	1,669,570.5	1,311,643.0	3,473,907.0
Net Working Capital % Revenue	15.4%	13.2%	23.0%	28.9%	13.0%	16.0%	13.0%	18.2%	15.7%	28.9%
Adjusted Working Capital	1,647,096.0	3,231,725.0	1,420,700.0	184,491.0	4,230,854.0	984,942.0	184,491.0	1,949,968.0	1,533,898.0	4,230,854.0
Adj. Net Working Cap. % Revenue	21.0%	15.3%	23.0%	29.5%	15.8%	16.8%	15.3%	20.2%	18.9%	29.5%
Total Liabilities % Total Assets	42.2%	64.2%	65.7%	35.8%	59.8%	58.2%	35.8%	54.3%	59.0%	65.7%

Conclusion - UPG

($ in thousands, except share data)

	Indication	Weight	Conclusion
Discounted Cash Flow Analysis			
Indicated MVIC	$ 11,319.8	50.0%	$ 5,659.9
Comparable Transactions Analysis			
Indicated MVIC	27,047.7	25.0%	6,761.9
Comparable Public Company Analysis			
Indicated MVIC	21,279.9	25.0%	5,320.0
Fair Market Value per Common Share (Marketable, Minority Basis)			$ 17,741.8
Shares Outstanding			5,000
Fair Market Value per Common Share (Marketable, Minority Basis) - Registered Shares			$ 3.55
Discount for Unregistered Shares			7.2%
Fair Market Value per Common Share (Minority Basis) - Unregistered Shares			$ 3.29

Conclusion of Value for Investment in UPG	Shares	Value
Fair Market Value of Registered Shares Held by Zunicom, Inc.	48.9	173.4
Fair Market Value of Unregistered Shares Held by Zunicom, Inc.	2,000.0	6,580.0
Fair Market Value of All Shares Held by Zunicom, Inc.	2,048.9	$ 6,753.4

VALUE
INCORPORATED

Deferred Tax Calculations

($ in thousands, except share data)

Fair Market Value of All Shares Held by Zunicom, Inc.	2,048.9	shares	$ 6,753.4
Tax Basis of Shares Held by Zunicom, Inc.	$0.68	per share	1,394.9
Built-In Gain on Shares of UPG			(5,358.5)
Deferred Tax Assets Relating to Other Balance Sheet Items			562.6
Net Operating Losses			6,809.5
Excess Loss Account			(11,241.9)
Gross Deferred Tax Liability			($ 9,228.3)
Federal Tax Rate	34.0%		
Net Deferred Tax Liability			($3,137.6)

Future Administrative Expenses

($ in thousands)

Twelve Months Ending:		9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/30/2020	9/30/2021	Residual
Zunicom Administrative Expenses												
Zunicom Admin. Exp.		380.8										
Expected Going Dark Cost Savings		(117.0)		-	-	-	-	-	-	-	-	-
Zunicom Admin. Exp. (After Go Dark)		263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8
EBT		263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8	263.8
Income Tax @	34%	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)	(89.7)
Net Income		174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1
Net Income		174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1	174.1
Plus: Depreciation & Amortization		-	-	-	-	-	-	-	-	-	-	-
Less: Increase in Working Capital		-	-	-	-	-	-	-	-	-	-	-
Less: Capital Expenditures		-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow		$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1	$ 174.1
Discount Period		0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.0
PV Factor @	15.8%	0.9293	0.8025	0.6930	0.5984	0.5168	0.4463	0.3854	0.3328	0.2874	0.2482	0.2306
PV Net Cash Flow		$161.8	$139.7	$120.7	$104.2	$90.0	$77.7	$67.1	$57.9	$50.0	$43.2	

Residual Growth Rate:	2.1%
Residual Value Multiple:	7.30

Sum of PVs	$ 912.3
PV Terminal Value	315.4

Residual Value:	$ 1,270.9
Gordon Model End of Period Factor:	1.08

Present Value of Future Administrative Expenses	$ 1,227.7

Gordon Model End of Period Residual Value:	$ 1,367.6



Action Computer Goodwill Impairment Test

($ in thousands)

	Indication
Discounted Cash Flow Analysis	
Indicated MVIC Value[1]	$ 372.3
Concluded Market Value of Invested Capital	$ 372.3
Add: Non-Financing Liabilities	90.9
Total Asset Value of Reporting Unit	463.2
Less: Short-Term Assets	(191.1)
Less: Property & Equipment, Net	(10.2)
Implied Market Value of Goodwill	$ 261.9
Carrying Value of Reporting Unit Goodwill	$ 319.3
Adjustment to Goodwill	*($57.4)*

Notes:
[1] Shown on Schedule H.4

Action Computer Discounted Cash Flow Analysis

($ in thousands)

Twelve Months Ending:		9/30/2012	9/30/2013	9/30/2014	9/30/2015	9/30/2016	9/30/2017	9/30/2018	9/30/2019	9/30/2020	9/30/2021	Residual
Action Computer Pre-Tax Income		$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0	$ 80.0
EBT		80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0	80.0
Income Tax @	34%	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)	(27.2)
Net Income		52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8
Net Income		52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8	52.8
Plus: Depreciation & Amortization		-	-	-	-	-	-	-	-	-	-	-
Less: Increase in Working Capital		-	-	-	-	-	-	-	-	-	-	-
Less: Capital Expenditures		-	-	-	-	-	-	-	-	-	-	-
Net Cash Flow		$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8	$ 52.8
Discount Period		0.5	1.5	2.5	3.5	4.5	5.5	6.5	7.5	8.5	9.5	10.0
PV Factor @	15.8%	0.9293	0.8025	0.6930	0.5984	0.5168	0.4463	0.3854	0.3328	0.2874	0.2482	0.2306
PV Net Cash Flow		$49.1	$42.4	$36.6	$31.6	$27.3	$23.6	$20.3	$17.6	$15.2	$13.1	

		Residual Growth Rate: 2.1%
		Residual Value Multiple: 7.30
Sum of PVs	$ 276.7	
PV Terminal Value	95.6	Residual Value: $ 385.4
		Gordon Model End of Period Factor: 1.08
Indicated MVIC	$ 372.3	
		Gordon Model End of Period Residual Value: $ 414.7

VALUE
INCORPORATED

Weighted Average Cost of Capital

Cost of Capital Components		
(1) Effective Tax Rate [T]		34.0%
(2) Risk-Free Rate [R$_f$]		2.7%
(3) Equity Risk Premium [ERP]		5.2%
(4) Industry Risk Factor		4.3%
(5) Debt / Equity Ratio		25.0%
(6) Pre-Tax Cost of Debt (Baa + 200bp)		7.1%
(7) Size Premium		6.4%

Cost of Capital Calculation	
(2) Risk-Free Rate [Rf]	2.7%
(3) Equity Risk Premium [ERP]	5.2%
(4) Industry Risk Factor	4.3%
(7) Size Premium	6.4%
Cost of Equity	18.5%
After-Tax Cost of Debt	4.7%
Debt / Capital	20.0%

$$\text{WACC} \; = \; w_e \times K_e + w_d \times K_d \times (1 - T)$$

Weighted-Average Cost of Capital	15.8%

Notes:

(1) Effective tax rate based on U.S. Federal Tax Rate

(2) Proxy using the 20-Year United States Treasury Bond Rate as of November 9, 2011

(3) Compiled sources of cost of capital

(4) Based on Ibbotson data for SIC Code 5063 as of December 31, 2010

(5) Target debt/equity based on borrowing capacity on balance sheet

(6) Assumed cost of Baa bonds as of November 9, 2011 + 200 basis points

(7) Based on Ibbotson data for decile 10 as of December 31, 2010

VALUE
INCORPORATED

Historical Balance Sheets

($ in thousands)

	Book Value	Adjustment	NAV	Notes:
Assets				
Cash and Cash Equivalents	$ 3,975.4	$ 0.0	$ 3,975.4	
Accounts Receivable	87.5		87.5	
Inventory	19.5	-	19.5	
Note Receivable - UPG (Current Portion)	-	-	-	
Other Current Assets	63.3	-	63.3	
Total Current Assets	4,145.7	-	4,145.7	
Net Property and Equipment	10.2	-	10.2	
Intangible Assets	319.3	(57.4)	261.9	Adjustment shown on Schedule H.3.
Note Receivable - UPG	-	-	-	
Investment in Unconsolidated Investee	4,779.7	1,973.7	6,753.4	To adjust to the fair market value of UPG shares owned as shown in Schedule F.1
Total Assets	$ 9,254.9	$ 1,916.3	$ 11,171.2	
Liabilities and Equity				
Accounts Payable	$ 406.7	$ 0.0	$ 406.7	
Accrued Liabilities	28.6	-	28.6	
Customer Deposits	30.6	-	30.6	
Other current liabilities	4.7	-	4.7	
Total Current Liabilities	470.6	-	470.6	
Deferred Tax Liability	2,445.1	692.6	3,137.6	To adjust the value of deferred income taxes as shown in Schedule H.1
Other Non-Current Liability	-	1,227.7	1,227.7	To include the value of capitalized future corporate overhead expenses as shown in Schedule H.2
Total Liabilities	2,915.6	1,920.3	4,835.9	
Preferred Equity Liquidation Preference	316.1	-	316.1	
Common Equity	6,023.2	(4.0)	6,019.1	
Total Liabilities and Equity	$ 9,254.9	$ 1,916.3	$ 11,171.2	

Fair Value of Aggregate Common Equity of Zunicom, Inc.	$ 6,019.1
Shares outstanding (As of 9/30/11)	9,901.3
Fair Value Per Common Share	$ 0.61

Zunicom, Inc.
Conclusion of Value
Schedule I.1

VALUE
INCORPORATED

Sensitivity Analysis

UPG Variables / Resulting Zunicom Price per Share:

Discount Rate	Applied Multiple Standard Deviation -2/10	-1/10	0	+1/10	+2/10
10.0%	0.62	0.64	0.67	0.70	0.73
10.5%	0.60	0.63	0.66	0.69	0.71
11.0%	0.58	0.61	0.64	0.67	0.70
11.5%	0.57	0.60	**0.63**	0.66	0.69
12.0%	0.56	**0.59**	**0.62**	**0.65**	0.68
12.5%	0.55	**0.58**	**0.61**	**0.64**	0.67
13.0%	0.54	**0.57**	**0.60**	**0.63**	0.66
13.5%	0.53	**0.56**	**0.59**	**0.62**	0.65
14.0%	0.53	0.55	**0.58**	0.61	0.64
14.5%	0.52	0.55	0.58	0.61	0.63
15.0%	0.51	0.54	0.57	0.60	0.63
15.5%	0.51	0.54	0.56	0.59	0.62
Minimum	$ 0.51	$ 0.54	$ 0.56	$ 0.59	$ 0.62
Maximum	$ 0.62	$ 0.64	$ 0.67	$ 0.70	$ 0.73

Target Sensitivity Range:	
Minimum Price per Share:	$ 0.56
Maximum Price per Share:	$ 0.65